SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of October, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

COMPANY ANNOUNCEMENT

The Board of Directors of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. ("Unibanco") approved, on the present date, a proposal of the Board of Executive Officers as follows:

I. Change of the goodwill amortization period: The maximum period for amortization of goodwill from the acquisition of controlled companies will be of 5 (five) years , instead of 10 (ten) years.

II. The Consolidated Financial Statements of the third quarter of 2006 shall reflect the extraordinary effect, in the total amount of R$ (464) million, as a result of the mentioned acceleration. The tax credits related to the amortization above shall be entirely offset by the constitution of additional provisions.

III. The calculation of the Interest on the Capital Stock and/or Dividends related to the fiscal year of 2006 shall not be affected by the extraordinary impact of the acceleration of the goodwill amortization. The total amount of Interest on the Capital Stock/Dividends shall be, at least, of 35% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization on the third quarter of 2006, after the constitution of the legal reserve.

São Paulo, October 26th, 2006

UNIBANCO - UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

     For additional information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3097-1585
E-mail: investor.relations@unibanco.com

Please note that this is an English version of the Press Release. The original version is in Portuguese.
If there is any discrepancy between such versions, the Portuguese version shall prevail.

www.ir.unibanco.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 27, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.